UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE, 2005

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #103 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for quarter ending April 30, 2005

2)

Form 51-102.F1 – Management’s Discussion & Analysis

3)

Form 52-109FT2 - Certification of Interim Filings during Transition Period

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

June 20, 2005

ThrillTime Entertainment International, Inc.

By:

/s/  “Ben Catalano”

----------------------------------------------------------------------------

Ben Catalano

President

FORM 51-102.F1

Management’s Discussion & Analysis

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2005 and 2004

Prepared by Management (unaudited)

For more information:

Ben Catalano

President, CEO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

 Management Discussion and Analysis

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2005

ThrillTime reports its financial results for the nine months ended April 30, 2005, which have been prepared on the basis of available information up to June 20, 2005.  This Management’s Discussion and Analysis should be read in conjunction with the most recent audited annual financial statements of the Company.  The results reported herein have been prepared in accordance with generally accepted accounting principles (GAAP) on a basis consistent with those outlined in the Company’s audited  financial statements for the year ended July 31, 2004.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc., through its subsidiary companies, Skycoaster, Inc. and Superstar Dragsters, Inc. (the “Company”), is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates revenue from the following sources:

a)

Sales of rides (including installation supervision);

b)

Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;

c)

Mandatory annual site certification revenue; and

d)

Sales of specific parts and services.

OUTLOOK

As at April 30, 2005 the Company had $102,987 in cash and short-term deposits compared to $170,213 as at July 31, 2004, a decrease of $67,226.

As disclosed in prior quarters and in the July 31, 2004 audited financial statements, The Company had reduced the long term debt was by over 70% in the last two fiscal years. The Company has been able to successfully reduce its remaining debt related to the acquisition of Skycoaster, Inc. in 1999 and, as outlined in the section of this report entitled Debt Reduction and Management Program,  and is no longer in arrears with the secured lender totaling approximately $2.3 million as at May 13th, 2005.

While the Company continues has recently reduced most of its remaining debt to secured debt holders,  the Company still owes approximately $260,000 USD and continues to struggle to meet its debt servicing requirements.  With the current low share price, issuing shares to eliminate or reduce the debt load would be punitive to the current shareholders from a dilution perspective.  As a result, the Company’s future operations are dependent upon completing the sale of the Company’s remaining subsidiary to resolve its debt obligations, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations. The Company has also issued an option to purchase Super Star Dragsters which could eliminate another $200,000  USD if completed.

While discussions with certain lenders and potential buyers is on-going, management had and is still focused on preserving cash and managing its working capital.

Business Risk and Uncertainties

The Company’s future outlook remains uncertain.  We have been successful in our efforts to reduce our debt to secured debt holders. Although most of our debt is gone, we may not be able to completely eliminate and/or mitigate the risks associated with restructuring our business.  If we cannot successfully reorganize, we may need to seek creditor protection and/or bankruptcy as a means to eliminating our potential exposure to future product liability claims resulting from events arising outside of our control.  Without ensuring that we are free and clear of any ongoing or collateral risks associated with our investments in Skycoaster and Superstar, the ability to attract new capital or new investments could prove to be difficult.

RESULTS OF OPERATIONS – For the three months ended April 30, 2005 versus the three months ended April 30, 2004.

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Gross revenues from product sales, royalties, interest income and other revenue for the quarter ended April 30, 2005 were $391,091 compared to $442,993 for the comparable period a year earlier.  The decrease of $51,902 is due to lower royalty revenue being received.  In the prior year a more stringent collection follow-up on royalty revenue was implemented and accessory royalty earned in previous years was collected from certain parks.

Gross margin for the quarter ended April 30, 2005 was $116,158 compared to $105,046 for the same quarter a year ago due to increased product sales revenue.

Royalty revenue for the quarter ended April 30, 2005 was $73,782, down from $185,990 for the previous year.  This decrease was due to collecting accessory royalty earned in previous years being collected from certain parks in the prior year after implementing a more stringent follow-up on both ride and merchandise based royalties.

 Operating Expenses

General and administration expenses for the quarter ended April 30, 2005 were $153,682, compared to $229,836 for the corresponding quarter ended April 30, 2004, down $76,154, or 33%.  These expenses include $nil for insurance coverage, down $55,095 for the same period in 2004.  This decrease was due to being unable to put a new insurance policy in place.  The Company’s general liability insurance policy expired on July 31, 2004, but was granted monthly extensions to October 31, 2004.   Also included in General and Administrative expenses are legal fees which amounted to $28,524 compared to $24,332 of costs for the same period in 2004, up $4,192.   Legal fees include costs associated with ongoing insurance claims, maintenance of the Company’s intellectual property (patents and trademarks), and general legal counsel.

Wages, benefits and consulting fees amounted to $79,499 down $13,140 which reflects costs associated with changes in management and personnel.  Rent, telephone and travel amounted to $27,054, down $1,471.  The remaining $18,605 in General and Administrative expenses relates to general office and regulatory expenditures.

Marketing and selling costs, which include advertising and promotions of the Company’s attractions and shareholder communications, amounted to $1,950 for the quarter ended April 30, 2005 compared to $944 for the same period a year ago.  .

Research and development costs were $nil for the quarter ended April 30, 2005 compared to $11,185 for the same quarter a year ago.  The costs in the previous year related to exploring new components for the existing rides.

Operating Income

The operating income before interest expense, income taxes and amortization for the quarter ended April 30, 2005 was $34,308 compared to an operating income of $49,071 over the same period a year ago.

Interest expense, net of interest income of $640 for the quarter ended April 30, 2005 was $78,170, compared to interest expense of $82,295 for the same quarter ended April 30, 2004.

Amortization expense for the quarter ended April 30, 2005 of $819 compared to $1,423 for the same period in 2004 relates to capital assets.

Net Loss

Net loss for the quarter ended April 30, 2005 was $46,885 or $0.002 per share, compared to a net loss of $43,430 or $0.002 per share for the quarter ended April 30, 2004.

Net cash flow from operations for the period was a negative $46,066 or $0.002 per share compared to a negative cash flow from operations of $37,007 or $0.001 for the same period last year.

RESULTS OF OPERATIONS – For the nine months ended April 30, 2005 versus the nine months ended April 30, 2004.

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Revenues from product sales, royalties, interest income and other revenue for the nine months ended April 30, 2005 were $1,075,095 compared to $1,097,339 for the comparable period a year earlier, a decrease of $22,242.  This decrease was due to royalty being recovered for prior years from certain parks during the period ended April 30, 2004.

Gross margin for the nine months ended April 30, 2005 was $202,177 compared to $185,187 for the same period a year ago due to increased product sales revenue.

Royalty revenue for the nine months ended April 30, 2005 was $503,625, down from $582,885 for the previous year.  This decline in 2005 was due to the collection of accessory royalty earned in previous years from certain parks during 2004 after implementing a more stringent collection follow-up.    Other revenue relates to joint venture revenue, down $9,308 from the comparable period last year.

Operating Expenses

General and administration expenses for the nine months ended April 30, 2005 were $706,803, compared to $702,246 for the corresponding period ended April 30, 2004, up $4,557.  These expenses include $59,847 for insurance coverage, down $136,632 for the same period in 2004.  This decrease was due to being unable to put a new insurance policy in place.  The Company’s general liability insurance policy expired on July 31, 2004, but was granted monthly extensions to October 31, 2004.   Also included in General and Administrative expenses are legal fees which amounted to $74,857, compared to $36,744 of costs for the same period in 2004, up $38,113.  A recovery of legal fees attributed to insurance settlements resulted in lower cost in 2004.  Legal fees include costs associated with ongoing insurance claims, maintenance of the Company’s intellectual property (patents and trademarks), and general legal counsel.

Wages, benefits and consulting fees amounted to $435,858 up $130,195 which reflects the board of director’s approval in September 2004 to the advance payment of certain obligations and severance as well as costs associated with changes in management and personnel.  Rent, telephone and travel amounted to $85,002, down $6,861.  The remaining $51,239 in General and Administrative expenses relates to general office and regulatory expenditures.

Marketing and selling costs, which include advertising and promotions of the Company’s attractions and shareholder communications, amounted to $3,900 for the nine months ended April 30, 2005 compared to $27,711 for the same period a year ago.  This decline is due to the Company not attending the annual IAAPA trade show in November, 2004.

Research and development costs of $7,585 for the current year relate to costs incurred to explore new components for the existing rides.

Operating Income

The operating loss before interest expense, income taxes and amortization for the nine months ended April 30, 2005 was $13,294 compared to an operating income of $62,018 over the same period a year ago.  This decrease was due primarily to the decline in royalty revenue.

Interest expense, net of interest income of $1,105 for the nine months ended April 30, 2005 was $246,189, compared to interest expense of $253,193 for the same period ended April 30, 2004.

Amortization expense for the nine months ended April 30, 2005 of $2,831 compared to $4,281 for the same period in 2004 relates to capital assets.

Net Loss

Net loss for the nine months ended April 30, 2005 was $245,641 or $0.01 per share, compared to a net loss of $213,866 or $0.01 per share for the nine months ended April 30, 2004.

Net cash flow from operations for the period was a negative $235,297 or $0.01 per share compared to a negative cash flow from operations of $194,855 or $0.01 for the same period last year.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the period.

SELECTED ANNUAL INFORMATION

The table below sets forth selected financial information for the three most recently completed financial years.

Three Year Consolidated Financial Information:

	Years ended July 31,
	2004	2003	2002
Total revenue	$1,743,472	$2,250,519	$2,977,057
(Loss) earnings before income taxes	(64,816)	4,876,117	(2,363,135)
Loss) earnings per share before income taxes	$(0.003)	$0.26	$(0.14)
Net (loss) earnings	$(65,508)	$4,818,993	$(2,443,166)
Net (loss) earnings per share	$(0.003)	$0.26	$(0.14)

SELECTED QUARTERLY INFORMATION

The table below sets forth selected financial information for the eight most recently completed quarters.  The quarterly information is unaudited, but in the opinion of management, it reflects all adjustments of a normal, recurring nature, which are necessary to present a fair statement of the Company’s results of operations for the periods presented.  Quarter-to-quarter comparisons of the Company’s financial results may not be necessarily meaningful and should not be relied upon as an indication of future performance.

Quarter Ended	Total Revenue	(Loss) earnings before income taxes	(Loss) earnings per share before income taxes	(Net loss) earnings	(Net loss) earnings per share
April 30, 2005	$391,091	$(44,681)	$(0.0020	$(46,885)	$(0.0020
January 31, 2005	243,813	(145,843)	(0.007)	(147,197)	(0.007)
October 31, 2004	440,193	(45,202)	(0.002)	(51,559)	(0.003)
July 31, 2004	646,133	130,640	0.007	148,358	0.007
April 30, 2004	442,993	(34,647)	(0.002)	(43,430)	(0.002)
January 31, 2004	170,811	(150,612)	(0.01)	(150,780)	(0.01)
October 31, 2003	483,536	(10,197)	(0.0005)	(19,656)	(0.001)
July 31, 2003	815,166	142,838	0.007	125,526	0.006

Capital Structure

As of June 20, 2005 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Debt Reduction and Management Program

As highlighted in the July 31, 2004 annual audited financial statements of the Company, the debt level was decreased by approximately 73% from its July 31, 2002 levels.  The Board of Directors continues to work with its lenders in bringing down and/or eliminating the debt.

Summary of Debt as at:

	April 30, 2005	July 31, 2004	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$–	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	-	-	455,439
6% implicit interest on convertible securities	-	-	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	-	-	(55,381)
	-	-	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	-	-	62,697
Unsecured promissory note bearing interest at 18% per annum	60,000	60,000	60,000	-
Amount due for Settlement Agreement bearing interest at 8.5% per annum (1)	180,920	195,515	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum (2)	2,465,697	2,465,697	2,656,667	2,656,667
	$2,706,617	$2,721,212	$2,952,240	$9,958,925

(1)  This debt is secured by 10 Dragsters owned by Superstar Dragsters, Inc.

(2)  This debt was entered into in 1999 to fund a portion of the acquisition price of Sky Fun 1, Inc. and  is secured by the assets and shares of Skycoaster, Inc.   The lender has the right to repossess both assets and shares in the event of a default.

Both debts are guaranteed by ThrillTime.

Other Contractual Obligations

The Company has aggregate office lease and estimated lease cost commitments during the next five years approximately as follows:

2005	$9,473
2006	6,156
2007	4,558
2008	1,139
2009	–
$21,326

CRITICAL ACCOUNTING ESTIMATES

Revenue recognition

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. Royalty revenues are recorded as they have been earned and a fixed payment is received or receivable in accordance with the specific terms and conditions of royalty agreements. Parts, service and miscellaneous revenues are recorded at the time of delivery.

Inventories

Inventories are stated at the lower of cost, on a first-in, first-out basis, and net realizable value.  We are required to make a periodic assessment of the net realizable value in valuing our inventory. In making this assessment we consider market demand for our products, other available market information and historical experience.  Due to the lack of sales of the Top Eliminator® attraction, from 2000-2002, we wrote-down 100% of its finished goods and work in process, initially valued at approximately $1.2 million.

Capital assets

Capital assets are recorded at cost and are amortized over their remaining estimated useful life.  We amortize equipment on a declining-balance basis at between 20% and 30% per annum, and our joint venture Skycoaster on a straight-line basis over the term of our operating agreement.  When certain events occur that indicate that the capital asset’s carrying value may not be recoverable, we test for impairment by reference to future undiscounted cash flows estimated from use or disposition.

Changes in Accounting Policies

No new accounting policies have been adopted or expect to be adopted in a future period.

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at April 30, 2005, the Company had a working capital deficiency of $2,676,418, a shareholders’ deficiency of $2,815,020, was non-compliant with terms in certain debt instruments, and generated a loss in the current fiscal year.

As at April 30, 2005 the Company had $102,987 in cash and short-term deposits compared to $73,740 as at April 30, 2004, an increase of $29,247.  Prepaid expenses as at April 30, 2005 amounting to $73,740 compared to $45,752 as at July 31, 2004 relate to legal fee retainers paid to cover future regulatory filings, and routine product liability advice and debt restructuring costs. Operations to date have been covered primarily from operating revenues generated by the amusement ride businesses and financings associated with long-term debt and equity transactions.

Long term debt has been reduced significantly over the past few years and the Company continues has recently reduced most of its remaining debt to secured debt holders. The Company still owes approximately $260,000 USD and continues to struggle to meet its debt servicing requirements.  With the current low share price, issuing shares to eliminate or reduce the debt load would be punitive to the current shareholders from a dilution perspective.  As a result, the Company’s future operations are dependent upon completing the sale of the Company’s remaining subsidiary to resolve its debt obligations, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations, successfully negotiate the sales of its subsidiary company, or that the continued support of lenders will be available. If not, the Company will be required to reduce operations and/or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

SUBSEQUENT EVENTS

a)

On May 13th, 2005 Thrilltime Entertainment International Inc. entered into an agreement whereby Skycoaster Acquisiton Inc.(secured debt holder) would receive all the assets of Skycoaster Inc. (Thrilltime Subsidiary) in exchange for a full release of the approximately $3,080,542.30 owing in principal, interest and taxes on interest to the secured debt holder. Skycoaster Inc. also received $20,000 USD from F3 Amusements LLC who purchased assets from Skycoaster Acquisition Inc. Total benefit to Skycoaster Inc. is approximately $3,100,542.30. In exchange for this full release, essentially all of the assets of Skycoasters Inc. worth approximately $3,100,542.30 were sold. The total consideration approximates the book value of the assets sold, resulting in virtually no gain or loss on the transaction.

  At the same time, the Company has agreed to grant an option to F3 Amusements LLC (“F3”) to acquire the Company’s subsidiary Superstar Dragster, Inc., or the assets of that company.  Under the terms of the option F3 would be entitled to acquire the Superstar Dragster shares or assets in consideration of securing the release of the Company by George Brimhall, a secured creditor currently owed approximately US$180,000.

Management of the Company negotiated the transactions to dispose of the Company’s assets as an alternative to formal foreclosure proceedings and believes that, as the combination of these two transactions will free the Company of substantially all of its debt, the Company is now well positioned to pursue new business opportunities.

The disposition by the Company of substantially all of its assets was approved by the shareholders of the Company at the Company’s annual general meeting held February 21, 2005.

b)

Pursuant to the $60,000 Promissory Note outstanding, the Company has not made payments and this note is currently in default.  The Company has been in discussion with the note holder in its effort to settle this debt.  As at March 4, 2005, no settlement has been reached.

c)

The Company’s general liability insurance policy expired on July 31, 2004 and the Company was granted monthly extensions to October 31, 2004.  However, due to the uncertainty, timing and the nature of the yet to be determined financial settlement (in terms of share vs. asset transaction) as well as future operations of the Company’s subsidiaries, the Company has been unable to put a new insurance policy in place.  Although the Company does not currently carry general liability insurance, management believes that the Company’s exposure has been reduced considerably due to the fact that the majority of the parks have closed down for the season.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

No common shares were issued during the period.

b)

No stock options were granted during the period.

SUMMARY OF SECURITIES AS AT APRIL 30, 2005

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	April 30,
Date	Price	2004	Granted	Exercised	Cancelled	2005
10/31/05	Cdn $0.10	1,900,000	-	-	(1,400,000)	500,000

c)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	April 30,
Date	Price	2004	Warrants Expired	2005
01/21/05	Cdn. $0.10	2,000,000	(2,000.000)	-

e)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ben Catalano, Director, Chairman of the Board, President and CEO

Darrel Taylor, Director

Martin Woodward, Director

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2005 and 2004

Prepared by Management (unaudited)

For more information:

Ben Catalano

President, CEO

Tel: 604-294-8084

Fax: 604-294-8709

E-mail: info@thrilltime.com

Form 52-109FT2

Certification of INTERIM Filings during Transition Period

I, Ben Catalano of ThrillTime Entertainment International, Inc., certify that:

1.

I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ThrillTime Entertainment International, Inc., for the interim period ending April 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:  June 20, 2005

“Ben Catalano”

Ben Catalano

President, CEO

Notice to Reader

Management has compiled the consolidated balance sheets as at April 30, 2005 and July 31, 2004 and consolidated statements of operations and deficit and cash flows for the quarters ended April 30, 2005 and 2004.  These interim consolidated financial statements have not been audited nor reviewed by the Company’s auditors.  Readers are cautioned that these statements may not be appropriate for their purposes.

Approved on behalf of the Board:

      “Ben Catalano”

Director

        “Martin Woodward”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at April 30, 2005

	April 30, 2005 (unaudited)	July 31, 2004 (audited)

Assets

Current assets:
Cash and cash equivalents	$ 102,987	$ 170,213
Accounts receivable	184,400	307,178
Income taxes recoverable	38,000	38,000
Inventories	138,759	147,254
Prepaid expenses	72,238	45,752
	536,384	708,397

Capital assets	11,861	17,206

Deferred financing costs	−	5,000

	$ 548,245	$ 730,603

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$ 572,915	$ 499,089
Customer deposits	6,526	−
Income and other taxes payable	77,207	79,682
Current portion of long-term debt	2,556,154	2,570,749
	3,212,802	3,149,520

Long-term debt	150,463	150,463

	3,363,265	3,299,983

Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus	505,236	505,236
	8,306,359	8,306,359
Deficit	(11,121,379)	(10,875,739)
	(2,815,020)	(2,569,380)

	$ 548,245	$ 730,603

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2005 and 2004

	Three Months Ended		Nine Months Ended
	April 30, 2005 (unaudited)	April 30, 2004 (unaudited)	April 30, 2005 (unaudited)	April 30, 2004 (unaudited)

Product sales	$ 316,669	$ 256,991	$ 544,587	$ 479,314

Cost of sales	200,511	151,945	342,410	294,127

Gross margin	116,158	105,046	202,177	185,187

Other revenue:
Royalty revenue	73,782	185,990	503,625	582,885
Other revenue	−	−	25,780	35,088
	189,940	291,036	731,582	803,160
Operating expenses:
General and administration	153,682	229,836	706,803	702,246
Marketing and selling	1,950	944	3,900	27,711
Research and development		11,185	7,585	11,185
	155,632	241,965	718,288	741,142

Operating income (loss) before interest expense, income taxes, and amortization	34,308	49,071	13,294	62,018

Interest expense net of interest income	78,170	82,295	246,189	253,193
Amortization of capital assets	819	1,423	2,831	4,281
	78,989	83,718	249,020	257,474

Income (loss) before income taxes	(44,681)	(34,647)	(235,726)	(195,456)

Income tax expense	(2,204)	(8,783)	(9,915)	(18,410)

Income (loss) for the period	(46,885)	(43,430)	(245,641)	(213,866)

Deficit, beginning of period	(11,074,494)	(10,980,667)	(10,875,738)	(10,810,231)

Deficit, end of period	$(11,121,379)	$(11,024,097)	$(11,121,379)	$(11,024,097)

Earnings (loss) per share	$ (0.002)	$ (0.002)	$ (0.01)	$ (0.01)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Nine months ended April 30, 2005 and 2004

	Three Months Ended		Nine Months Ended
	April 30, 2005 (unaudited)	April 30, 2004 (unaudited)	April 30, 2005 (unaudited)	April 30, 2004 (unaudited)

Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (46,885)	$ (43,430)	$ (245,641)	$ (213,866)
Items not involving cash:
Amortization of capital assets	819	1,423	2,831	4,281
Amortization of deferred financing costs	−	5,000	5,000	15,000
Loss on disposal of capital assets	−	−	2,513	(270)
Cash flows from (used in) operations	(46,066)	(37,007)	(235,297)	(194,855)
Change in non-cash operating working capital:
Accounts receivable	(89,651)	(108,995)	122,778	163,585
Inventories	5,177	14,439	8,495	30,671
Prepaid expenses	10,066	35,605	(26,486)	(41,511)
Accounts payable and accrued liabilities	68,905	48,395	73,828	112,316
Customer deposits	(29,881)	−	6,526	−
Income and other taxes payable	10,663	17,358	(2,475)	34,883
Cash flows from (used in) operating activities	(70,787)	(32,205)	(52,631)	105,089

Cash flows from (used in) financing activities:
Long-term debt	−	−	(14,595)	(234,892)
Cash flows from (used in) financing activities	−	−	(14,595)	(234,892)

Cash flows from (used in) investing activities:
Proceeds on disposal of capital assets	−	−	−	600
Cash flows from (used in) investing activities	−	−	−	600

Increase (decrease) in cash and cash equivalents	(70,787)	(32,205)	(67,226)	(129,203)

Cash and cash equivalents, beginning of period	173,774	105,945	170,213	202,943

Cash and cash equivalents, end of period	$ 102,987	$ 73,740	$ 102,987	$ 73,740

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Notes to Consolidated Financial Statements - unaudited

(Expressed in U.S. Dollars)

Nine months ended April 30, 2005 and 2004

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.
1. Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business notwithstanding that, at April 30, 2005, the Company had a working capital deficiency of $2,676,418, shareholders’ deficiency of $2,815,020, was non-compliant with terms in certain debt instruments (note 3), and generated losses in each of the previous two fiscal years.  Operations  up to an d including May 13th, 2005 have been covered primarily from operating revenues generated by the amusement ride business and financing associated with long-term debt and equity transactions.

On May 13th, 2005 Thrilltime Entertainment International Inc. entered into an agreement whereby Skycoaster Acquisiton Inc.(secured debt holder) would receive all the assets of Skycoaster Inc. (Thrilltime Subsidiary) in exchange for a full release of the approximately $3,080,542.30 owing in principal, interest and taxes on interest to the secured debt holder. Skycoaster Inc. also received $20,000 USD from F3 Amusements LLC who purchased assets from Skycoaster Acquisition Inc. Total benefit to Skycoaster Inc. is approximately $3,100,542.30. In exchange for this full release, essentially all of the assets of Skycoasters Inc. worth approximately $3,100,542.30 were sold. The total consideration approximates the book value of the assets sold, resulting in virtually no gain or loss on the transaction.

  At the same time, the Company has agreed to grant an option to F3 Amusements LLC (“F3”) to acquire the Company’s subsidiary Superstar Dragster, Inc., or the assets of that company.  Under the terms of the option F3 would be entitled to acquire the Superstar Dragster shares or assets in consideration of securing the release of the Company by George Brimhall, a secured creditor currently owed approximately US$180,000.

As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. If it is not, the Company will be required to reduce operations or liquidate assets. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies:
(a) Basis of presentation:

These consolidated unaudited interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Superstar Dragsters, Inc. and Skycoaster, Inc., both incorporated under the laws of the State of Nevada, U.S.A. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended July 31, 2004.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  The interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

(b) Translation of foreign currencies:

The Company’s functional currency is the U.S. dollar.   Amounts denominated in foreign currencies but for which the functional currency of the operation is the United States dollar are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date.  Exchange gains and losses on translation are included in earnings.

(c) Revenue recognition:

Revenues from the sale of entertainment rides are recognized by the percentage of completion method whereby revenue recognized in the statement of operations is the percentage of estimated total revenue relating to the contract that incurred costs to date bear to estimated total costs, after giving effect to estimates of costs to complete based upon most recent information. To the extent that payments received from the purchaser pursuant to the agreement are in excess of the revenue recognized, such excess is presented as deferred revenue on the balance sheet. Royalty revenues are recorded as earned in accordance with the specific terms and conditions of the royalty agreement. Parts, service and miscellaneous revenues are recorded at the time of delivery.

(d) Earnings per share:

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(e) Comparative figures:
Certain of the prior years comparative figures may have been reclassified to conform with the presentation adopted for the current year.
3. Long-term debt

	April 30, 2005	July 31, 2004

Note payable bearing interest at 18% per annum	$60,000	$60,000
Amount due for settlement agreement at 8.5% per annum	180,920	195,515
Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,465,697
	2,706,617	2,721,212
Less current portion of long-term debt	(2,556,154)	(2,570,749)
	$150,463	$150,463
Not included in above is accrued interest as at April 30, 2005 of $533,210 (July 31, 2004 - $375,347).
4. Share capital:
(a) Authorized:
100,000,000 common shares without par value
(b) Issued:
Number of shares	Amount
Balance at April 30, 2005 and 2004	20,007,297	$7,801,123
(c) Stock options:

Stock options to purchase shares from the Company are granted to directors and employees of the Company on the terms and conditions acceptable to the applicable securities regulatory authorities in Canada, in particular the TSX Venture Exchange (TSX). In 2002, all options were granted in Canadian dollars which is the functional currency in which the grantee is remunerated. The Company has a formal stock option plan (the “Plan”) that allows the directors to grant stock options to purchase up to a total of 3,407,850 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four month hold period commencing on the date the stock options were granted.

The continuity of stock options for fiscal 2005 is as follows:

Expiry	Exercise	July 31,			Expired or	April 30,
Date	Price	2004	Granted	Exercised	Cancelled	2005
10/31/05	Cdn. $0.10	1,900,000	–	–	(1,400,000)	500,000

The Company adopted, on a prospective basis, the standards in Section 3870 of the CICA Handbook for accounting for stock-based compensation.  As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value method of accounting for all employees’ stock-based compensation.  As a result, pro forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.  However, since no options were granted in this quarter and all outstanding options were fully vested as at July 31, 2004, there is no need for pro forma disclosure.

(d) Share purchase warrants:

Expiry	Conversion	July 31,	Number of	April 30,
Date	Price	2004	Warrants Expired	2005

01/20/05	Cdn. $0.10	Cdn. $200,000	(2,000,000)	Cdn. $–

(e) Weighted-average shares outstanding:

Loss per share has been calculated using the weighted-average number of common shares outstanding for the nine months ended April 30, 2005 of 20,07,297.  Diluted loss per share does not differ from basic loss per share as all potential common shares are anti-dilutive.

5. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, and sale of actual experience amusement rides. Supplementary information disclosed by geographic area based on customer location for the nine months ended April 30, 2005 and the comparable prior year period is as follows:

		Outside U.S.	U.S.	Total
2005:
Revenues including interest income		$139,903	$935,193	$1,075,096
Income for the year		(521,265)	275,624	(245,641)
Identifiable assets		141,541	406,704	548,245

2004:
Revenues including interest income		$146,038	$951,301	$1,097,339
Loss for the year		(430,347)	216,481	(213,866)
Identifiable assets		55,538	479,129	534,667